NEWS RELEASE

New York - AG	September 9, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Reports High-Grade Drill Results and
Expands Exploration Footprint at San Dimas

Resource-conversion and resource-addition drilling returned multiple high-grade silver and gold intercepts across the San Dimas district

New drilling results at Convención and El Cristo have expanded the exploration footprint and support the potential for future Mineral Resource growth

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce positive drill results from its ongoing 2026 exploration program at its San Dimas Silver/Gold Mine in Durango, Mexico. Recent resource-conversion and resource-addition drilling has returned multiple high-grade silver and gold intercepts across several areas of the San Dimas district, supporting near-mine Mineral Resource conversion and growth opportunities. Additionally, new drill results at Convención and El Cristo have expanded the district's exploration footprint and identified additional targets for follow-up drilling as part of the Company's 2026 exploration program, which includes approximately 117,000 metres ("m") of planned drilling.

"San Dimas continues to validate its position as one of our most prospective and enduring mining districts," stated Keith Neumeyer, CEO of First Majestic. "The latest drill results have returned multiple high-grade silver and gold intercepts from both resource-conversion and resource-addition programs, reinforcing the near-mine growth potential of established vein systems while expanding the exploration footprint at Convención and El Cristo. With approximately 117,000 metres of drilling planned in 2026, we are advancing one of the Company's largest exploration programs, focused on Mineral Resource conversion, testing new targets and identifying additional growth opportunities throughout the San Dimas district."

KEY DRILLING HIGHLIGHTS

Exploration drilling at San Dimas has intersected significant silver ("Ag") and gold ("Au") mineralization across multiple vein systems, supporting both near-mine Mineral Resource conversion and broader district exploration opportunities. A total of approximately 89,000 m of exploration drilling has been completed year-to-date in 2026, of the planned approximately 117,000 m program, with work focused on resource-conversion and resource-addition drilling in the West Block, Central Block and Graben block, together with follow-up drilling in the El Cristo mine area and continued target testing in the East/Arana Block.

Recent results include high-grade intercepts from resource-conversion and resource-addition drilling within the Sinaloa-Elia vein complex, continued expansion of the mineralized footprint at the Coronado-Carmen Escobosa vein system in the West Block, confirmation of a new target north of the Jessica vein at Convención, and encouraging early results from the Luz and Patricia veins within the El Cristo mine area. Selected significant intercepts are summarized in Table 1, and the principal target areas are shown in Figure 1.

Table 1: Selection of Significant Silver and Gold Drill Hole Intersections from the San Dimas 2026 Drill Program

Drillhole	Target	Significant Intercepts
		From	To	True Width	Ag	Au	AgEq
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
Sinaloa - Elia Complex
ELI26X-08	Sinaloa - Elia	198.50	200.85	2.04	1,377	21.38	2,980
ELI26X-10	Sinaloa - Elia	191.50	192.70	0.88	2,604	43.08	5,835
ELI25X-58	Sinaloa - Elia	218.10	221.35	1.75	1,070	24.51	2,908
ELI26X-22	Sinaloa - Elia	342.60	345.30	1.99	673	15.15	1,809
ELI26X-07	Sinaloa - Elia	177.55	183.65	4.45	373	4.75	729
Coronado - Carmen Escobosa Complex
COR26X-06	Coronado	588.75	594.70	4.22	246	2.94	466
CMNE26X-02	Carmen Escobosa	327.00	329.75	1.58	588	6.05	1,042
CMNE26X-04	Carmen Escobosa	303.00	307.65	3.42	175	1.87	315
Convención Vein Target
SJE26X-08	Convención	310.70	314.05	2.57	251	2.56	433
SJE26X-10	Convención	358.70	361.80	1.55	281	2.81	492
El Cristo Mine Area
LUZ26X-02	Luz	511.30	513.00	1.30	2,625	58.25	6,994
LUZ26X-03	Patricia	391.15	393.35	1.69	1,895	28.91	4,063

Figure 1: San Dimas District Vein Occurrence Map

Sinaloa-Elia Vein Complex

Resource-addition and infill drilling at the historic Sinaloa-Elia vein complex has returned multiple high-grade silver and gold intercepts, further supporting the continuity and Mineral Resource growth potential of the system. New drill results extend the footprint of known mineralization beyond the current Mineral Resources to the east, west and locally down dip. Infill drilling has also returned thick, high-grade intercepts that support increased confidence in the mineralized system and the potential conversion of Inferred Mineral Resources to Indicated Mineral Resources, providing additional support for future mine planning (Figure 2).

Table 2: Selection of Significant Silver and Gold Drill Hole Intersections at the Sinaloa-Elia Vein Complex

Drillhole	Target	Significant Intercepts
		From	To	True Width	Ag	Au	AgEq
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
ELI26X-08	Sinaloa - Elia	198.50	200.85	2.04	1,377	21.38	2,980
ELI26X-10	Sinaloa - Elia	191.50	192.70	0.88	2,604	43.08	5,835
ELI25X-58	Sinaloa - Elia	218.10	221.35	1.75	1,070	24.51	2,908
ELI26X-22	Sinaloa - Elia	342.60	345.30	1.99	673	15.15	1,809
ELI26X-07	Sinaloa - Elia	177.55	183.65	4.45	373	4.75	729

Figure 2: Sinaloa and Elia Veins, Vertical Long Section, Looking North

Convención Vein

Geological analysis and targeting around the Jessica vein identified several historic anomalous vein and breccia intercepts that were reinterpreted as evidence for the presence of a hanging wall structure. Initial drill testing of this target returned five significant intercepts in seven holes, supporting the exploration hypothesis (Figure 3). The structure, the Convención vein, was intersected approximately 100 m north of Jessica and may represent a potential near-term mining opportunity. The target vein remains open in multiple directions, supporting additional follow-up drilling in the area (Figure 4).

Table 3: Selection of Significant Silver and Gold Drill Hole Intersections at the Convención Vein

Drillhole	Target	Significant Intercepts
		From	To	True Width	Ag	Au	AgEq
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
SJE26X-08	Convención	310.70	314.05	2.57	251	2.56	433
SJE26X-10	Convención	358.70	361.80	1.55	281	2.81	492

Figure 3: Santa Jessica Vein and New Convención Vein Geologic Interpretation, 1050 Level Plan, Looking Down

Figure 4: Convención Long Section with Santa Jessica Historic Mining Footprint Shown for Reference, Looking North

Coronado - Carmen Escobosa Complex

Drilling in the West Block has focused on the Coronado and Carmen Escobosa veins. Results from 2025 were incorporated into the Inferred Mineral Resources for San Dimas and provided the basis for follow-up drilling in 2026. Results received to date support the interpretation of Coronado and Carmen Escobosa as a two-vein mineralized system with continued potential for Mineral Resource addition (Figure 5).

At Carmen Escobosa, five drill holes testing the western continuity of mineralization, together with a drill hole targeting the eastern extension, returned significant intercepts. The target remains open for approximately 400 m to the west of these new intercepts, supporting additional follow-up drilling along strike (Figure 6). At Coronado, three drill holes testing the continuity of mineralization to the west also returned significant intercepts, further supporting the potential to expand the mineralized footprint in the West Block (Figure 7).

Table 4: Selection of Significant Silver and Gold Drill Hole Intersections at the Coronado - Carmen Escobosa Complex

Drillhole	Target	Significant Intercepts
		From	To	True Width	Ag	Au	AgEq
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
COR26X-06	Coronado	588.75	594.70	4.22	246	2.94	466
CMNE26X-02	Carmen Escobosa	327.00	329.75	1.58	588	6.05	1,042
CMNE26X-04	Carmen Escobosa	303.00	307.65	3.42	175	1.87	315

Figure 5: Coronado and Carmen Escobosa Geologic Model, 700 Level Plan, Looking Down

Figure 6: Carmen Escobosa Long Section, Looking North

Figure 7: Coronado Long Section, Looking North

El Cristo Mine

Exploration activities have expanded to include the El Cristo mine area, the southernmost historically mined areas on the property. Results to date have returned high-grade silver and gold intercepts from the Luz and Patricia veins, supporting follow-up drilling to evaluate the continuity and extent of mineralization. Select drill hole assay results and true-width vein intersections include:

Table 5: Selection of Significant Silver and Gold Drill Hole Intersections at the El Cristo Mine

Drillhole	Target	Significant Intercepts
		From	To	True Width	Ag	Au	AgEq
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
LUZ26X-02	Luz	511.30	513.00	1.30	2,625	58.25	6,994
LUZ26X-03	Patricia	391.15	393.35	1.69	1,895	28.91	4,063

Figure 8: El Cristo Mine Area, La Luz Vein Long Section, Looking Northwest

The 2026 drill program at San Dimas is expected to continue advancing near-mine Mineral Resource conversion while testing additional targets across the district. Results received to date support the potential for Mineral Resource growth within established vein systems and highlight new opportunities at Convención and El Cristo for follow-up drilling.

Table 6: Selection of Significant Silver and Gold Drill Hole Intercepts at San Dimas

Drillhole	Target	Target Type	Significant Intercepts
			From	To	True Width	Au	Ag	AgEq
			(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
COR25X-15	Carmen Escobosa	Resource addition	432.75	434.65	1.65	2.52	255	444
COR25X-19	Carmen Escobosa	Resource addition	457.90	461.65	3.33	1.85	164	303
COR26X-02	Coronado	Resource addition	467.80	469.75	1.32	0.74	118	174
COR26X-03	Carmen Escobosa	Resource addition	617.75	619.35	1.31	3.06	281	511
COR26X-06	Coronado 1	Resource addition	588.75	594.70	4.22	2.94	246	466
	Include 1	Resource addition	589.10	590.00	0.64	6.44	544	1027
	Include 2	Resource addition	591.15	591.70	0.39	8.24	647	1264
	Coronado 2	Resource addition	597.70	604.25	4.63	1.32	105	204
COR26X-08	Coronado	Resource addition	550.70	556.80	3.05	1.33	121	221
CMNE26X-01	Carmen Escobosa	Resource addition	373.20	374.90	1.20	1.24	125	218
CMNE26X-02	Carmen Escobosa	Resource addition	327.00	329.75	1.58	6.05	588	1042
	Include 1	Resource addition	328.00	329.00	0.57	12.48	1208	2144
CMNE26X-04	Carmen Escobosa	Resource addition	303.00	307.65	3.42	1.87	175	315
CMNE26X-05	Carmen Escobosa	Resource addition	407.05	410.30	2.49	1.45	137	246
ELI25X-58	Sinaloa - Elia	Resource conversion	218.10	221.35	1.75	24.51	1070	2908
	Include 1	Resource conversion	218.75	219.80	0.56	74.00	3170	8720
ELI25X-59	Sinaloa - Elia	Resource addition	307.85	310.15	1.55	2.12	173	332
	Include 1	Resource addition	309.00	309.45	0.30	7.43	525	1082
ELI26X-01	Sinaloa - Elia	Resource addition	252.85	256.10	2.30	1.28	81	177
ELI26X-02	Sinaloa - Elia	Resource addition	337.95	339.25	1.18	1.45	103	212
ELI26X-03	FW Vein	Resource conversion	117.70	118.80	0.78	1.05	104	182
ELI26X-03	Sinaloa - Elia	Resource conversion	123.25	124.75	1.06	22.65	92	1791
	Include 1	Resource conversion	124.35	124.75	0.28	84.41	206	6537
ELI26X-05	Sinaloa - Elia	Resource conversion	149.80	150.80	0.71	6.65	348	847
ELI26X-07	Sinaloa - Elia	Resource conversion	177.55	183.65	4.45	4.75	373	729
	Include 1	Resource conversion	182.30	183.65	0.98	16.60	1380	2625
ELI26X-08	Sinaloa - Elia	Resource conversion	198.50	200.85	2.04	21.38	1377	2980
	Include 1	Resource conversion	198.50	200.40	1.65	26.05	1680	3634
	HW Vein	Resource conversion	219.95	222.80	2.26	7.89	329	920
	Include 1	Resource conversion	219.95	220.85	0.71	15.87	612	1802
ELI26X-09	FW Vein	Resource conversion	174.05	175.20	1.00	3.77	300	582
	Sinaloa - Elia	Resource conversion	191.40	192.85	1.11	11.65	68	941
	Include 1	Resource conversion	192.45	192.85	0.31	41.23	161	3253
	HW Vein	Resource conversion	206.45	208.80	1.80	4.69	315	667
	Include 1	Resource conversion	206.45	207.40	0.73	6.68	505	1006
ELI26X-10	FW Vein	Resource conversion	128.65	129.60	0.78	0.98	108	182
	Sinaloa - Elia	Resource conversion	191.50	192.70	0.88	43.08	2604	5835
	Include 1	Resource conversion	192.00	192.70	0.52	70.52	4235	9524
	HW Vein	Resource conversion	196.10	197.45	1.00	4.80	372	732
ELI26X-11	Sinaloa - Elia	Resource conversion	255.00	258.80	2.68	7.93	344	939
	Include 1	Resource conversion	256.20	257.25	0.74	23.10	1050	2783
ELI26X-13	Sinaloa - Elia	Resource conversion	120.95	122.20	0.96	1.17	105	193
ELI26X-14	Sinaloa - Elia	Resource conversion	275.25	277.20	1.20	6.44	369	852
	Include 1	Resource conversion	275.85	276.40	0.34	22.76	1301	3008
	HW Vein	Resource conversion	296.75	298.60	1.13	2.07	103	258
ELI26X-16	FW Vein	Resource conversion	119.70	120.55	0.80	1.09	128	210
	Vein	Resource conversion	159.40	162.10	1.55	3.30	155	402
	Sinaloa - Elia	Resource conversion	179.10	181.90	2.48	3.64	134	407

Drillhole	Target	Target Type	Significant Intercepts
			From	To	True Width	Au	Ag	AgEq
			(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
ELI26X-19	FW Vein	Resource conversion	164.60	166.05	0.96	1.52	63	177
	Sinaloa - Elia	Resource conversion	167.05	168.80	1.16	2.51	141	329
ELI26X-21	Sinaloa - Elia	Resource conversion	137.75	138.80	0.80	12.96	904	1876
	Vein	Resource conversion	216.75	218.30	1.00	1.02	104	180
	Vein	Resource conversion	225.20	227.65	1.73	2.19	247	411
	Include 1	Resource conversion	225.20	225.95	0.53	5.04	629	1007
ELI26X-22	Vein	Resource addition	308.70	311.20	2.22	3.16	172	409
	Include 1	Resource addition	308.70	309.10	0.35	13.10	650	1633
	Vein	Resource addition	342.60	345.30	1.99	15.15	673	1809
	Include 1	Resource addition	342.60	344.35	1.29	22.58	981	2675
SIN25X-21	Sinaloa - Elia	Resource addition	633.75	635.25	0.96	3.06	208	438
SIN26X-01	Vein	Resource addition	234.05	235.70	1.52	3.89	171	463
	Sinaloa - Elia	Resource addition	396.45	397.65	1.13	4.27	258	578
SIN26X-03	Sinaloa - Elia	Resource addition	189.10	190.90	1.43	11.04	783	1611
	Include 1	Resource addition	189.60	190.90	1.03	13.70	960	1988
SIN26X-07	Sinaloa - Elia	Resource addition	136.40	137.30	0.70	13.05	770	1749
	Include 1	Resource addition	136.80	137.30	0.39	21.15	1236	2822
SIN26X-08	Sinaloa - Elia	Resource addition	182.35	184.00	1.06	5.51	393	806
SIN26X-11	Sinaloa - Elia	Resource addition	239.90	240.90	0.91	20.04	1300	2803
SIN26X-13	Sinaloa - Elia	Resource addition	126.45	127.60	0.70	10.14	292	1053
	Include	Resource addition	126.45	126.95	0.30	22.26	570	2240
SIN26X-14	Sinaloa - Elia	Resource addition	210.70	213.75	2.16	8.73	782	1437
	Include	Resource addition	212.90	213.20	0.21	50.73	4918	8723
SIN26X-15	Sinaloa - Elia	Resource addition	175.20	176.95	1.12	18.86	892	2306
	Include 1	Resource addition	175.20	176.10	0.58	29.66	1328	3552
SIN26X-15	Include 2	Resource addition	176.60	176.95	0.17	7.43	498	1055
SJE26X-06	Convención	Resource addition	245.80	246.85	0.74	1.24	152	244
SJE26X-08	Convención	Resource addition	310.70	314.05	2.57	2.56	251	443
SJE26X-10	Convención	Resource addition	358.70	361.80	1.55	2.81	281	492
	Include 1	Resource addition	359.45	360.20	0.38	5.86	564	1004
CNV26X-01	Convención	Resource addition	321.10	322.20	0.85	1.01	133	209
CNV26X-03	Convención	Resource addition	265.90	268.95	1.96	1.78	166	299
ROBBIN26S-03	Vein	Resource addition	272.85	273.95	0.71	6.74	38	544
ROT26X-01	Roberta	Resource conversion	227.20	228.20	0.79	4.04	414	717
ROT26X-04	Vein	Resource conversion	3.25	5.70	2.26	0.93	146	216
	Roberta	Resource conversion	100.00	101.45	0.83	1.42	140	247
ROT26X-06	Robertita	Resource conversion	11.20	12.65	1.11	2.12	180	339
ROT26X-11	Vein	Resource addition	14.60	17.20	1.20	2.21	242	408
	Include 1	Resource conversion	16.85	17.20	0.16	7.01	780	1306
ROT26X-13	San Enrique	Resource addition	27.10	29.00	1.22	1.60	215	335
	include	Resource addition	92.45	93.30	0.74	0.86	131	196
	Vein	Resource addition	163.50	164.60	0.71	9.13	24	709
SRE26X-03	Santa Regina	Resource addition	183.30	192.00	5.59	1.75	173	304
	Include 1	Resource addition	190.55	190.95	0.26	6.79	733	1242
SRE26X-04	Santa Regina	Resource addition	135.25	137.15	1.72	0.87	152	217
SRE26X-12	Santa Regina	Resource addition	201.45	203.45	1.29	2.09	205	362
	Vein	Resource addition	211.00	212.50	1.23	2.41	213	394
	Include 1	Resource addition	211.95	212.50	0.45	6.40	566	1046
	San Juan	Resource addition	216.85	218.20	0.87	1.06	147	227
ROS26X-01	Rosario	Resource addition	196.55	197.70	0.88	6.98	1355	1879
	Include 1	Resource addition	197.10	197.70	0.46	12.79	2500	3459
	Rosario	Resource addition	200.00	206.80	5.21	2.91	593	811
	Include 1	Resource addition	200.00	202.20	1.69	6.33	1173	1648
NBU26X-02	Noche Buena	Resource conversion	254.50	255.60	0.93	3.33	303	553
	Include 1	Resource conversion	255.20	255.60	0.34	6.17	578	1041
NBU26X-03	Noche Buena	Resource conversion	276.60	277.45	0.72	6.75	649	1155

Drillhole	Target	Target Type	Significant Intercepts
			From	To	True Width	Au	Ag	AgEq
			(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
NBU26X-04	Noche Buena	Resource conversion	310.65	311.65	0.91	1.00	105	180
LUZ26X-02	Luz	Resource conversion	511.30	513.00	1.30	58.25	2625	6994
	Include 1	Resource conversion	512.25	513.00	0.57	131.72	5827	15706
LUZ26X-03	Patricia	Resource conversion	391.15	393.35	1.69	28.91	1895	4063
	Include 1	Resource conversion	392.05	393.35	1.00	47.44	3103	6661
LUZ26X-05	Gertrudis	Resource conversion	117.10	118.95	1.77	7.80	440	1025
	Include 1	Resource conversion	117.10	117.75	0.62	20.56	1209	2751
LUZ26X-06	Luz	Resource conversion	130.70	131.45	0.70	4.29	187	509
LUZ26X-10	Luz	Resource addition	112.60	113.65	1.03	3.87	397	687
LUZ26X-12	Luz	Resource conversion	212.55	215.00	1.02	1.52	120	234
LUZ26X-13	Luz	Resource addition	223.60	224.95	1.10	8.68	517	1168
	Include	Resource addition	224.25	224.95	0.57	15.79	907	2091
ARN26X-01	ARANA 1	Resource addition	627.25	629.70	1.10	0.05	348	352
	ARANA 2	Resource addition	638.05	639.65	0.80	0.19	895	909
	include	Resource addition	638.55	639.65	0.55	0.25	1211	1230

Notes:

  All holes are Diamond Drill Core; AgEq grade = Ag grade (g/t) + [Au (g/t) * 75].
  From and To length indicated in metres, True Width of the intercept is calculated per drill hole and vein angles.
  See Appendix to this news release for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  San Dimas: silver and gold drill hole significant intercepts were composited using the length weighted averages of uncapped sample assays, a 171g/t AgEq minimum grade (cut-off grade, "COG"), and a minimum composite length of 0.7 m (true width). A maximum of 1 m below the minimum COG was allowed as internal dilution. Where necessary to achieve minimum length, a single sample below the COG but grading >70g/t AgEq was allowed to be composited for short intervals.
  Where present, single samples or intercepts with assay results higher than 1000 g/t AgEq are highlighted as "Include" in each intercept.

First Majestic's drill programs follow established Quality Assurance/Quality Control ("QA/QC") protocols with standards, blanks, and duplicates inserted into the sample stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis, and the remaining half core is retained on-site for verification and reference purposes or future metallurgical testing.

Core samples are submitted to First Majestic's Central Laboratory ("Central Laboratory") (ISO 9001:2015). At the Central Laboratory, gold is analyzed by 30 g fire assay atomic absorption finish (AU-AA13). Results above 10 g/t gold are re-analyzed by 30 g fire assay gravimetric finish (ASAG-14). Silver is analyzed by 3-acid digestion atomic absorption finish (AAG-13). Results above 100 g/t silver are re-analyzed by 30 g fire assay gravimetric finish (ASAG-14, ASAG-13).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's most recently filed Annual Report on Form 40-F, available on the Company's website at www.firstmajestic.com and filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSONS

Gonzalo Mercado, P. Geo., the Company's Vice-President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical, and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine),  the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins, and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Forward-looking statements in this news release include but are not limited to statements with respect to: the total number of metres planned to be drilled at San Dimas in 2026; the potential for future Mineral Resource growth at San Dimas; the potential for the Convención vein to represent a near-term mining opportunity at San Dimas; and the Company's plans for the remainder of the 2026 drill program at San Dimas and the results of such program. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions, or expectations upon which they are placed will occur. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes; general economic conditions including inflation risks; labour relations; relations with local communities; changes in national or local governments; exchange rate fluctuations; environmental risks; requirements for additional capital; outcomes of pending litigation; unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the Company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations as well as those factors discussed in the section entitled "Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill hole collar location, sample type, azimuth, dip and total depth.

Drillhole	East	North	Elevation	Azimuth	Dip	Depth (m)	Type
COR25X-15	397620	2667605	579	332	16	807	Core
COR25X-19	397623	2667584	579	317	11	876	Core
COR26X-02	396999	2668395	1215	168	-59	573	Core
COR26X-03	397700	2667559	578	348	15	846	Core
COR26X-06	396999	2668395	1215	141	-66	660	Core
COR26X-08	396999	2668395	1215	164	-70	630	Core
CMNE26X-01	397146	2667860	1048	86	-47	438	Core
CMNE26X-02	397145	2667860	1048	61	-83	501	Core
CMNE26X-04	397145	2667860	1048	204	-71	369	Core
CMNE26X-05	397142	2667860	1049	69	-72	474	Core
ELI25X-58	400249	2666593	395	333	-26	258	Core
ELI25X-59	400319	2667087	550	143	-22	432	Core
ELI26X-01	400250	2666593	395	333	-27	312	Core
ELI26X-02	400319	2667087	550	129	-15	429	Core
ELI26X-03	400249	2666593	395	338	-22	312	Core
ELI26X-05	400249	2666592	395	306	-12	399	Core
ELI26X-07	400249	2666593	395	319	-20	201	Core
ELI26X-08	400249	2666593	395	318	-26	258	Core
ELI26X-09	400249	2666592	395	303	-22	222	Core
ELI26X-10	400249	2666593	395	325	-24	225	Core
ELI26X-11	400249	2666593	395	330	-29	273	Core
ELI26X-13	400250	2666593	395	338	-21	276	Core
ELI26X-14	400249	2666593	395	342	-29	318	Core
ELI26X-16	400249	2666593	395	347	-22	294	Core
ELI26X-19	400385	2666629	376	338	-4	249	Core
ELI26X-21	400385	2666629	376	338	-13	450	Core
ELI26X-22	400385	2666629	376	334	-24	507	Core
SIN25X-21	399310	2666219	500	302	-30	231	Core
SIN26X-01	400143	2666431	464	311	-15	471	Core
SIN26X-03	399308	2666219	500	271	-1	351	Core
SIN26X-07	399309	2666219	500	288	-11	195	Core
SIN26X-08	399308	2666218	499	276	-10	270	Core
SIN26X-11	399308	2666218	500	265	2	345	Core
SIN26X-13	399308	2666219	500	281	4	162	Core
SIN26X-14	399308	2666218	500	264	9	276	Core
SIN26X-15	399308	2666218	500	271	7	258	Core
SJE26X-06	400853	2671283	1172	335	3	324	Core
SJE26X-08	400854	2671283	1172	352	-27	387	Core
SJE26X-10	400854	2671283	1171	347	-33	555	Core
CNV26X-01	400853	2671283	1172	340	-20	441	Core
CNV26X-03	400853	2671283	1172	342	-10	342	Core
ROBBIN26S-03	399408	2671532	1196	115	-86	288	Core
ROT26X-01	401987	2669156	432	344	56	258	Core
ROT26X-04	401780	2669116	727	310	36	165	Core
ROT26X-06	401782	2669116	728	10	41	192	Core
ROT26X-11	401783	2669116	725	46	-16	381	Core
ROT26X-13	401784	2669116	725	55	-14	324	Core
SRE26X-04	399738	2670661	995	80	-23	198	Core

Drillhole	East	North	Elevation	Azimuth	Dip	Depth (m)	Type
SRE26X-12	399738	2670663	996	95	17	342	Core
ROS26X-01	400044	2665393	557	176	15	255	Core
NBU26X-02	401018	2671218	1183	199	11	291	Core
NBU26X-03	401018	2671219	1183	199	16	300	Core
LUZ26X-02	404682	2664783	596	167	12	564	Core
LUZ26X-03	404681	2664784	596	168	20	594	Core
LUZ26X-05	404682	2664782	596	168	1	582	Core
LUZ26X-06	404886	2664224	602	322	30	162	Core
LUZ26X-10	404887	2664223	600	323	-2	174	Core
LUZ26X-12	404889	2664224	601	5	27	309	Core
LUZ26X-13	404888	2664224	602	352	42	228	Core
ARN26X-01	405109	2673471	1431	94	-45	1302	Core

Notes:

  All drill hole collar coordinates are determined using total station equipment after hole completion with UTM WGS84, Zone 13 (metres) as the reference system.